EXECUTION VERSION
Exhibit 4.2
ZIX CORPORATION
SECURED PROMISSORY NOTE

Principal Amount:
U. S. $1,600,000	Date: February 22, 2007
     Zix Corporation, a Texas corporation (the “Company”), for value received, hereby promises to pay to sanofi-aventis U.S. Inc., a Delaware corporation and a successor-in-interest to Aventis Inc., a corporation formed under the laws of the state of Pennsylvania, or its assigns (the “Holder”), in lawful money of the United States of America, the principal amount of One Million Six Hundred Thousand U.S. Dollars ($1,600,000), together with, and without necessity for demand for, interest on the principal amount from time to time outstanding hereunder payable on each Interest Payment Date (as defined below) in each year from the above date until paid at a rate of 5 percent (5%) (the “Stated Interest Rate”) per annum.
     As a material inducement to the Holder, this Note is being issued pursuant to the terms of that certain Agreement of even date herewith (the “Agreement”), and this Note is secured by an unconditional and irrevocable letter of credit issued for the benefit of the Holder.
     1. Definitions. Unless otherwise defined in this Note, the following capitalized terms shall have the following respective meanings when used herein:
     “Affiliate” shall have the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended; provided, however, that for purposes of this Agreement, the Holder and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, shall not be deemed to be “Affiliates” of each other.
     “Business Day” means any day except a Saturday, Sunday or other day on which the banks in the State of New York or the State of Texas are required or authorized by law to be closed.
     “Interest Payment Date” means the second Business Day following the end of each calendar quarter.
     “Note” means this Secured Promissory Note.
     “Person” shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

     2. Payments of Principal and Interest
          The Company shall pay on each Interest Payment Date, beginning on April 2, 2008 and on each successive Interest Payment Date, a principal amount equal to Two Hundred Thousand U.S. Dollars ($200,000).
          All interest shall be due and payable by the Company on each Interest Payment Date on the principal amount from time to time outstanding at the rate per annum, first noted above. Interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed. For purposes of clarity, the first Interest Payment Date shall be April 3, 2007, it being agreed, however, that interest shall not begin to accrue until from and after March 15, 2007.
          The Company, in its sole option, may elect to prepay this Note in cash in whole or in part in amounts of not less than $200,000 (and in $100,000 increments thereafter) (and in the event that the amount outstanding under this Note is less than $200,000, the Company may prepay such lesser amount) without premium or penalty (the “Prepayment”). To prepay this Note in cash, the Company shall give to the Holder notice (the “Prepayment Notice”) of the Prepayment. Each Prepayment Notice shall state (i) the date of the Prepayment (the “Prepayment Date” which date shall be at least three (3) days following the Prepayment Notice, or if such date is not a Business Day, the next Business Day thereafter) and (ii) the amount of principal to be prepaid by the Company on the Prepayment Date (the “Prepayment Amount”). The Company shall pay or cause to be paid to the Holder the Prepayment Amount in cash on the Prepayment Date along with any interest due on the Prepayment Amount. The Prepayment Amount shall be applied against the next immediately succeeding principal payment due and owing.
          All payments hereunder shall be made in immediately available funds as the Holder may designate from time to time in writing to the Company.
     3. Covenants of the Company.
     (a) The Company shall duly and punctually pay or perform or cause to be paid or performed the principal of and interest on this Note, at the respective times and in the manner provided for herein.
     (b) Unless the Company and Holder otherwise agree in writing, the Company shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, whenever enacted, now or at any time hereinafter in force, or which may affect the covenants of performance in this Note.
     (c) The Company will give the Holder notice, within ten Business Days of the occurrence thereof, of any event that, with the giving of notice or passage of time or both, would reasonably be expected to become an Event of Default.

     4. Events of Default; Remedies.
     (a) “Event of Default”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
     (1) failure to pay any principal or interest amount due and owing on this Note when due and continuance of such default or breach for a period of one (1) Business Day after such notice has been given (in any manner set forth in Section 6(h) hereof) to the Company by the Holder a written notice specifying such default or breach and stating that such notice is a “Notice of Default” hereunder; or
     (2) failure to perform, or breach, of any representation, warranty, covenant or agreement of the Company (other than a default in the performance, or breach, of any representation, warranty, covenant or agreement of the Company which is specifically dealt with elsewhere in this Section 4(a)) contained in this Note or the Agreement, and continuance of such default or breach for a period of thirty (30) days after there has been given, by registered or certified mail or overnight carrier, to the Company by the Holder a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or
     (3) the entry by a court having competent jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any material part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief unstayed and in effect for a period of sixty consecutive days; or
     (4) the commencement by the Company of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or the consent by the Company to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company, or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any material part of the property of the Company, which appointment or possession continues unstayed and in effect for a period of sixty (60) consecutive days, or the making by the Company of an assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

     (5) the acceleration by the holder thereof of indebtedness of the Company for borrowed money in the aggregate principal amount in excess of One Million dollars and no cents ($1,000,000.00).
     (b) If an Event of Default (other than an Event of Default specified in Sections 4(a)(4)) occurs and is continuing, then in every such case the Holder may declare the principal amount of this Note, all interest accrued hereon and all fees and expenses to be due and payable immediately, by a notice in writing to the Company, and upon any such declaration such principal, all accrued interest and all fees and expenses thereon shall become immediately due and payable without presentment, demand or other notice of any kind. If an Event of Default specified in Section 4(a)(4) occurs and is continuing with respect to the Company, the principal, accrued interest and all fees and expenses thereon, this Note shall become immediately due and payable without presentment, demand, protest or other notice of any kind, each of which is expressly waived by the Company.
     (c) Upon and during the continuance of an Event of Default, all amounts due and owing hereunder shall accrue interest at a rate equal to the Stated Interest Rate plus two percent (2%) per annum for all principal, interest, fees and expenses for only so long as such Event of Default is continuing.
     (d) The Company agrees to pay, promptly upon demand all of the reasonable costs and expenses of the holder of this Note, including (but not limited to) attorneys’ fees and expenses, incurred in connection with the enforcement of this Note and the obligations of the Company hereunder.
     5. Consolidation, Merger, Etc.
     In the event the Company shall consolidate with or merge into another Person or convey, transfer, sell or lease all or substantially all of its properties and assets to any Person, the Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer, sale or lease is made shall expressly assume, by an agreement supplemental hereto, executed and delivered to the Holder in form satisfactory to the Holder, the due and punctual payment of the principal of and any interest on this Note and the performance or observance of every covenant of this Note on the part of the Company to be performed or observed.
     6. Miscellaneous.
     (a) No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest, if any, on this Note at the times, places and rate, as herein prescribed.
     (b) The Company waives presentment, demand, protest and notice of dishonor and all other demands and notices in connection with the payment and enforcement of this Note, except as otherwise provided herein. No waiver on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right.

     (c) This Note may not be reoffered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of (a “Transfer”), except: (i) by the Holder to an Affiliate which has agreed in writing to be bound by and subject to the terms and conditions of this Note; or (ii) to any successor of Holder (whether through merger, sale of stock or assets or otherwise).
     (d) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note, and in the case of loss, theft or destruction, receipt of indemnity or security reasonably satisfactory to the Company, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Note, if mutilated, the Company will deliver a new Note of like tenor and dated as of such cancellation, in lieu of such Note.
     (e) Neither this Note nor any term hereof may be amended or waived except in writing executed by the Company and the Holder.
     (f) Nothing in this Note shall require the Company to pay interest at a rate in excess of the maximum rate permitted by applicable law. Any interest payable hereunder or under any other instrument relating to the indebtedness evidenced hereby that is in excess of the maximum rate permitted by applicable law shall, in the event of acceleration of maturity, late payment, prepayment, or otherwise, be applied to a reduction of the unrepaid indebtedness evidenced hereby and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of such unrepaid indebtedness, such excess shall be refunded to the Company. To the extent not prohibited by applicable law, determination of the maximum rate permitted by applicable law shall at all times be made by amortizing, prorating, allocating and spreading in equal parts during the full term of the indebtedness evidenced hereby, all interest at any time contracted for, charged or received from the Company in connection with the indebtedness evidenced hereby, so that the actual rate of interest on account of such indebtedness is uniform throughout the term thereof.
     (g) This Note shall be deemed to have been made in the State of New York and shall be governed by, and construed in accordance with, the laws of the State of New York.
     (h) All notices and other communications required or permitted hereunder will be in writing and, unless otherwise provided in this Note, will be deemed to have been duly given (a) when delivered in person or when dispatched by electronic facsimile transfer (transmission receipt confirmed and confirmed in writing by mail simultaneously dispatached), (b) three business days after having been sent by registered or certified mail (return receipt requested), or (c) one business day after having been dispatched by a nationally recognized overnight courier service each to the appropriate party at the address specified below:
If to Sanofi-Aventis, to:
sanofi-aventis U.S. Inc.
55 Corporate Drive
Bridgewater, New Jersey 08807
Mail Stop: 55A-320B
Attention: Treasury Department
Facsimile No.: (908) 243-7405

With a copy to:
General Counsel’s office
Mail Stop: 55A-525A
Facsimile No.: (908) 927-8636
If to Company, to:
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204
Attention: Legal Department
Facsimile No.: (214) 515-7385
     or to such other address or addresses as any such party may from time to time designate as to itself by like notice.
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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.
Dated: February 22, 2007

ZIX CORPORATION
By:	/s/ Ronald A. Woessner
	Name:	Ronald A. Woessner
	Title:	Senior Vice President

ACKNOWLEDGED:
SANOFI-AVENTIS U.S., INC.

By:	/s/ Laurent Gilhodes

Name: Laurent Gilhodes
Title: Vice President & Controller
SIGNATURE PAGE TO NOTE